Contact:
Alliance Fiber Optic Products, Inc.
Keting Lin, IR Associate
408-736-6900 x288
Email: klin@afop.com

AFOP Announces Preliminary First Quarter 2016 Revenues

Sunnyvale, CA – April 7, 2016 - Alliance Fiber Optic Products, Inc. (NASDAQ: AFOP), an innovative supplier of fiber optic components, subsystems and integrated modules for the optical network equipment market, today announced preliminary first quarter 2016 revenues of approximately $12.4 million, which is lower than previously announce guidance. As announced earlier today, AFOP also confirmed that it has entered into a definitive merger agreement under which Corning Incorporated (NYSE:GLW) will make an all-cash tender offer to acquire all of the outstanding shares of AFOP.

Additional information regarding full first quarter 2016 results will be disclosed in AFOP’s Quarterly Report on Form10-Q for the quarter ended March 31, 2016.

About AFOP

Founded in 1995, Alliance Fiber Optic Products, Inc. designs, manufactures and markets a broad range of high performance fiber optic components and integrated modules. AFOP 's products are used by leading and emerging communications equipment manufacturers to deliver optical networking systems to the long-haul, enterprise, metropolitan and last mile access segments of the communications network. AFOP offers a broad product line of passive optical components including interconnect systems, couplers and splitters, thin film CWDM and DWDM components and modules, optical attenuators, and micro-optics devices. AFOP is headquartered in Sunnyvale, California, with manufacturing and product development capabilities in the United States, Taiwan and China. AFOP's website is located at http://www.AFOP.com.

Except for the historical information contained herein, the matters set forth in this press release, including statements as to our expectations regarding preliminary first quarter 2016 revenue levels and the pending merger, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, and preliminary results should not be considered as an indication of future performance. These risks and uncertainties include, but not limited to, adjustments in the company’s accounts as the result of the closing of the company’s books for the quarter, the impact of the planned acquisition of the company by Corning Incorporated on the company’s business, general economic conditions and trends, trends in demand for bandwidth, the rate of conversion from copper to fiber technology, the impact of competitive products and pricing, timely introduction of new technologies, timely design acceptance by our customers, the acceptance of new products and technologies by our customers, customer demand for our products, the timing of customer orders, loss of key customers, our ability to ramp new products into volume production, the mix of products sold and product pricing, the costs associated with running our operations, industry-wide shifts in supply and demand for optical components and modules, industry overcapacity and demand for bandwidth, the success of cost control initiatives, our ability to obtain and maintain operational efficiencies, financial stability in foreign markets, and other risks detailed from time to time in our SEC reports, including AFOP's annual report on Form 10-K for the year ended December 31, 2015. These forward-looking statements speak only as of the date hereof. AFOP disclaims any intention or obligation to update or revise any forward-looking statements.